Exhibit 99.2

Mortgage Guaranty Insurance Corporation	MGIC
250 E. Kilbourn Avenue
P.O. Box 488, Milwaukee, Wisconsin 53201-0488
Restated through 2/25/09 – [applicable to lenders with master reporting (delegated)
authority]

Master Reporting
Program Endorsement

The purpose of this Endorsement is to amend terms and conditions of the Policy to provide for the insurance of Loans under the Master Reporting Program made available by the Company to certain Insureds to whom this Endorsement is issued. An Insured will be entitled to submit Loans for insurance under this Endorsement unless this Endorsement is revoked by the Company. The Company reserves the right to revoke this Endorsement immediately upon written notice to the Insured. This Endorsement will apply only to a Loan which is identified by the Company as being insured under the Master Reporting Program. To the extent of any inconsistency or conflict between the terms of the Policy and this Endorsement, this Endorsement will control. The Policy is amended by adding, deleting, or amending the following terms and conditions, as indicated:
A.	The following additional definitions are added to Section 1 of the Policy:
1.27	Eligibility Criteria means the requirements established by the Company from time to time applicable to qualification of a Loan for insurance under this Policy (including approved mortgage loan programs, maximum loan-to-value ratios and original principal amounts, coverage limitations, underwriting requirements and payment status) and of which the Company advises the Insured (by notice to the Insured as provided for in this Policy or by general publication in underwriting guides, premium rate cards, or other written or electronic communications) prior to the Loan becoming insured, and as the Company may amend same from time to time and advise or notify the Insured prior to such amendment becoming effective.

1.28	Transmittal means all data and information provided to the Company in connection with insuring a Loan under this Policy and all exhibits and documents furnished to the Company in connection therewith. Whenever the term “Application” is used in this Policy, the term “Transmittal” and its definition will be substituted therefor.

1.29	Loan File means, with respect to a Loan, copies of all documents (including all data and information in electronic format) created or received in connection with the origination and closing of the Loan, including the Borrower’s loan application, purchase contract, appraisal, credit report, verifications of employment, income and deposit, and HUD-1 or other settlement statement.
B.	Sections 2.1 through 2.4 of the Policy are deleted in their entirety and replaced with the following:
2.1	Loan Underwriting and Obtaining Coverage – This Policy shall automatically extend to each Loan which is submitted for coverage under this Policy, provided that it is made in accordance with the terms and provisions of this Policy, including the Eligibility Criteria, and is evidenced by a Certificate issued by the Company. In order to obtain coverage under this Policy for a Loan, a duly completed Transmittal must be submitted to the Company within thirty (30) days after the Insured makes or acquires the Loan (or such longer period as allowed by the Company), and the Company shall then issue a Commitment and Certificate, if all applicable requirements are satisfied.

If the Insured or the Person acting on its behalf denies the mortgage loan application received by it from the applicant, the Insured will be responsible for notifying the applicant in compliance with any applicable state or federal laws or regulations, including the Equal Credit Opportunity Act and any other similar law or regulation.
2.2	Representations of the Insured – The Insured represents to the Company that:
a.	all statements made and information provided to the Company in a Transmittal or in a Commitment or Certificate (including as such is related to continuation of coverage upon assumption of a Loan) are supported by statements and information in the Loan File;

b.	all statements made and information provided to the Company in a Transmittal when provided to the Company or contained in any Commitment or Certificate or contained in the Loan File when the Loan is closed are not false or misleading in any material respect as of such date(s) and do not omit any fact necessary in order to make such statements and information not false or misleading in any material respect as of such date(s); and

c.	the Loan complies with the Eligibility Criteria in effect at the time the Transmittal is submitted to the Company. For purposes of this subparagraph (c), Section 2.4 of this Policy shall not apply to a determination as to whether a Loan complies with the Eligibility Criteria.
The foregoing representations will apply to all statements and information provided to the Company in the Transmittal, Commitment or Certificate or contained in the Loan File, whether made or submitted by the Insured, the Borrower or any other Person, and will be deemed to have been made and provided for and on behalf of the Insured. The foregoing representations shall be effective whether or not they are made by the Insured or other Person with the intent to deceive or mislead, or with the knowledge that they are not true and correct.
It is understood and agreed that such statements and information in the Transmittal, Commitment or Certificate, or Loan File in the aggregate are, and in certain instances individually may be, material to the Company’s decision to offer, provide or so continue coverage of the related Loan; the Company issues the related Commitment and Certificate or continues coverage in reliance on the accuracy and completeness of such statements and information submitted to it; and the Company’s reliance on the representations in this Section 2.2 survive the issuance of a Commitment and Certificate or such continuation of coverage and any later review or audit of the Insured’s files by the Company. Without otherwise limiting the scope of this Section 2.2, a breach of Section 4.8 relating to down payment will be deemed a material misrepresentation for purposes of this Section 2.2.
2.3	Company’s Remedies for Misrepresentation – Subject to Section 2.4, if any of the Insured’s representations as described in Section 2.2 are materially false or misleading with respect to a Loan, the Company will have at its option, the right to defend against a Claim on such Loan, or to the extent permitted by applicable law, to cancel or rescind coverage under the Certificate related to such Loan retroactively to commencement of coverage (or if the misrepresentation occurs with respect to continuation of coverage upon assumption of a Loan, to so defend, cancel or rescind retroactively to the date of such continuation). In the case of such cancellation or recission, the Company shall return at that time all paid premiums retroactively to such applicable date.

2.4	Incontestability for Certain Misrepresentations – Notwithstanding Sections 2.2 and 2.3, no Claim for Loss will be denied or adjusted, nor will such Certificate’s coverage be rescinded or canceled, by reason of any misrepresentations (whether by statements made or information provided, or of statements or information omitted) contained in a Transmittal or the related Loan File, provided that all of the following requirements, conditions and circumstances, to the extent not waived in writing at the option of the Company, are satisfied:
a.	The misrepresentation must not have been:
1.	knowingly made, or knowingly participated in, by:
(i)	the Insured or any other Person which originated the Loan;

(ii)	a correspondent lender, mortgage loan broker or other intermediary underwriting or processing the Loan on behalf of the Insured or any other Person which originated the Loan; or

(iii)	an escrow or closing agent, or any other agent of, or broker for, the Insured or any other Person which originated the Loan acting with respect to the Loan or the related Property transaction; or

2.	made, whether or not knowingly, by an appraiser, provider of an automated valuation model, or any other Person providing a valuation of the Property that is used in underwriting, processing or originating the Loan and that is submitted to the Company for the purpose of establishing the Value of the Property.
b.	This Section 2.4 will not apply to a Certificate if within twelve (12) months before or after a material misrepresentation by a Borrower or other Person (other than those Persons identified in Section 2.4(a) above), there are one or more material misrepresentations in a request or submission for coverage and statements, documents, data and information provided to the Company in connection with insuring a mortgage loan under any policy of insurance issued by the Company or created or received in connection with origination or closing of such mortgage loan (i) with respect to three or more other mortgage loans insured at any time by the Company for the Insured or any other lender and (ii) which result from the direct or indirect acts or omissions of the same Borrower or same other Person (including any other Person acting directly or indirectly in concert).

c.	This Section 2.4 shall not be construed to limit the applicability of Section 4.4(b) to a misrepresentation covered by this Section 2.4.

d.	The Company’s payment of a Claim will not limit any rights which the Company has against the Borrower or any other Person (other than the Insured) for any misrepresentation.
C.	Section 2.12 of the Policy is added with the following:
2.12	Post Underwriting Review and Copies of Loan Files – The Company or representatives designated by it will have the right, from time to time, upon thirty (30) days advance notice to the Insured, to conduct a post underwriting review (including inspection) of the Loan Files and other information, papers, files, documents, books, records, agreements, and electronically stored data prepared or maintained by or in the possession or under the control of the Insured pertaining to or in connection with Loans insured under this Policy. The Company will have the right to conduct the review on the Insured’s premises during normal business hours. The Insured must cooperate fully with the review. In addition, either in connection with such review or separately, the Company will have the right upon thirty (30) days prior written notice to obtain from the Insured a copy of the Loan File for any Loan for which a Commitment or Certificate has been issued pursuant to this Policy. If for any reason the Insured fails to provide a copy of a Loan File at the time of the Company’s review or upon the Company’s other notice, the Company will provide a second notice to the Insured, allowing the Insured to provide it within an additional thirty (30) day period. If for any reason the Insured fails to provide a copy of a Loan File within the additional thirty day period, then, at the Company’s option, the Company will have the right to cancel coverage under the related Certificate.
D.	Section 4.8 is deleted in its entirety and replaced with the following:
4.8	Down Payment – Any Claim involving a Loan which is for the purchase of the Property, and for which the Borrower did not make a down payment as described in the Transmittal or Loan File.
E.	Section 4.11 of the Policy is added with the following:
4.11	Non-Eligible Loans – Any Loan that did not meet the Eligibility Criteria in effect at the time the related Transmittal was submitted to the Company.
F.	Section 7.9 of the Policy is deleted in its entirety and replaced with the following:
7.9	No Agency – Neither the Insured, any Servicer, or Owner nor any of their employees or agents (including the Persons underwriting the Loan on behalf of the Insured) will be deemed for any reason to be agents of the Company. Neither the Company, nor any of its employees or agents, will be deemed for any reason to be agents of any Insured, Servicer or Owner.
All terms capitalized herein will have the meanings set forth in the Policy, except as otherwise defined herein. Nothing herein contained will be held to vary, alter, waive or extend any of the terms and conditions of the Policy, or any amendments thereto, except as expressly set forth above.